EXHIBIT 99.1

Press Release
Your Contacts:
Corinne Hoff Aventis Global Media Relations Tel.: +33 (0) 3 88 99 19 16 Corinne.Hoff@aventis.com	Kara Smith-Russell Aventis DI&A Communications Tel.: +1 908-231-4490 Kara.Smith-Russell@aventis.com

Aventis and Regeneron Start Clinical Development for VEGF Trap as a Potential Treatment for Eye Diseases

        Initial phase I study will evaluate the safety and tolerability of VEGF Trap in patients with Age Related Macular Degeneration (AMD)

        Strasbourg, France and Tarrytown, New York, March 9, 2004—Aventis and Regeneron Pharmaceuticals, Inc. (Nasdaq: REGN) announced today the initiation of a clinical development program for the VEGF Trap. The initial phase I clinical trial is being conducted in patients with the neovascular or "wet" form of Age Related Macular Degeneration (AMD), a degenerative condition that is a major cause of severe vision impairment and blindness in adults over 55.

        Wet AMD occurs when new vessels form to improve the blood supply to retinal tissue, specifically beneath the macula (the central retina). The new vessels are easily damaged and sometimes rupture, causing bleeding and injury to the surrounding tissue. Although wet AMD only occurs in about 10 percent of all AMD cases, it accounts for approximately 90% of AMD-related blindness.

        The phase I trial is a randomized, placebo-controlled, dose-escalating study designed to assess the safety and tolerability of VEGF Trap in wet AMD, and obtain a preliminary assessment of its potential effect on visual acuity. Based on safety and tolerability measurements in the initial treatment period, patients may be allowed to continue treatment with VEGF Trap in a one year, open-label safety extension phase that will also examine the durability of effects.

        Patients in the study will receive VEGF Trap via intravenous infusions. In preclinical studies conducted in the laboratory of Dr. Peter Campochiaro, Professor of Ophthalmology at The Johns Hopkins University School of Medicine, the VEGF Trap inhibited the growth of new blood vessels when given intravenously, as well as when administered directly into the eye.

        "We believe that intravenous administration of the VEGF Trap has the potential to provide distinct clinical advantages, including increased patient comfort and acceptance and less

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risk of ocular infection due to direct penetration of the eye by an injection," said Jesse M. Cedarbaum, MD, Vice President of Clinical Affairs at Regeneron.

        "Initiation of this trial is a significant step forward in exploring the potential benefit the VEGF Trap can provide to patients suffering from ocular diseases," states Bruce Seeley, Head of Oncology New Products and Licensing at Aventis. "The VEGF Trap's unique mechanism of action makes it potentially useful in multiple diseases that are affected by abnormal blood vessel growth or integrity."

        Regeneron is nearing completion of its initial Phase I clinical trial of the VEGF Trap in patients with solid tumor malignancies and patients with non-Hodgkin's lymphoma.

The Role of VEGF Trap in AMD

        Vascular Endothelial Growth Factor (VEGF) is a naturally occurring protein in the body that has been associated with the abnormal growth and fragility of new blood vessels, important factors in the development of wet AMD. The VEGF Trap has been shown in preclinical studies to block the action of VEGF, thereby blocking the abnormal growth of blood vessels.

        Growth factors, such as VEGF, and cytokines help regulate immune, inflammatory and growth responses. In excess, growth factors and cytokines can be harmful and have been linked to a variety of diseases. Blocking growth factors and cytokines is a proven therapeutic approach with a number of medicines already approved for marketing by the US Food and Drug Administration (FDA). In a number of publications, Regeneron has reported a breakthrough in understanding how receptors work for an entire class of growth factors and cytokines in the human body (e.g., Davis et al., Science 260:1805 (1993); Stahl et al., Science 263:92 (1994)). Based on these findings, Regeneron developed the VEGF Trap, a blocker of the growth factor VEGF.

About Aventis

        Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

About Regeneron

        Regeneron is a biopharmaceutical company that discovers, develops, and intends to commercialize therapeutic medicines for the treatment of serious medical conditions. Regeneron has therapeutic candidates in clinical trials for the potential treatment of cancer and eye diseases, rheumatoid arthritis and other inflammatory conditions, asthma, and obesity and has preclinical programs in other diseases and disorders. Regeneron corporate headquarters are in Tarrytown, NY. For more information, please visit www.regn.com.

For Regeneron, Inc.

        This news release discusses historical information and includes forward-looking statements about Regeneron and its products, programs, finances, and business, all of which involve a number of risks and uncertainties, such as risks associated with preclinical and clinical development of drugs and biologics, determinations by regulatory and administrative governmental authorities, competitive factors, technological developments, the availability and cost of capital, the costs of developing, producing, and selling products, the potential for any collaboration agreement to be canceled or to terminate without any product success, and other material risks. A more complete description of these risks can be found in Regeneron's filings with the United States Securities and Exchange Commission, including its Form 10-K for the year ended

December 31, 2002 and the Form 10-Q for the quarter ended September 30, 2003. Regeneron does not undertake any obligation to update publicly any forward-looking statement, whether as a result of new information, future events, or otherwise unless required by law.

For Aventis

        Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -"Document de Référence"- on file with the "Autorité des marchés financiers" in France.

        Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.

Regeneron contact:
Charles Poole
Regeneron Investor Relations
Tel: +1 914 345 7640
Charles.Poole@Regeneron.com